Exhibit (a)(1)(Q)
[FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES ANNOUNCING CANCELLATION OF BOSTON SCIENTIFIC STOCK OPTION EXCHANGE PROGRAM]
Announcement of Cancellation of the Boston Scientific Stock Option Exchange Program
Today, we are announcing the cancellation of the option exchange program we commenced on May 22, 2007. As outlined in the Offer to Exchange, Boston Scientific has the authority to cancel the Option Exchange Program at its discretion and the Boston Scientific Compensation Committee has decided to terminate the offer as a result of its assessment that the exchange was not favorable for Boston Scientific or its compensation objectives.
If you have any questions, please telephone Mellon Investor Services in the United States at 1-800-718-2943 or internationally at 201-680-6670.
Thank you,